

Mail Stop 3561

November 10, 2015

<u>Via E-mail</u>
Mr. Michael R. MacDonald
Chief Executive Officer
DSW, Inc.
810 DSW Drive
Columbus, OH 43219

  Re: **DSW, Inc.**
     Form 10-K for the Fiscal Year Ended January 31, 2015
     Filed on March 26, 2015
     File No. 001-32545

Dear Mr. MacDonald:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining